PRESS RELEASE

January 24, 2003

TSE:CZN

COMPLETION OF NON-BROKERED FINANCING

Canadian Zinc Corporation (“the Company”) is pleased to announce that it has completed the two non-brokered private financings announced on December 10th 2002, to raise a total of $237,500. (See previous press releases dated January 12th, 2003 & December 10th, 2002.)

The funds raised were fully subscribed and closed in two tranches.  The financings consisted of both flow-through and non-flow through shares with a common share purchase warrants.  Each Warrant will be exercisable to acquire one additional Common Share for a period of one (1) year from the date of issuance.

A total of nineteen placees participated in the financing, which included $15,000 from two Directors of the Company.  On completion of the financing a total of 437,500 flow-through shares and 1,062,500 non flow-through shares were issued with an additional 1,062,500 share purchase warrants exercisable for a period of twelve months.

The proceeds of the funding will be used for exploration on our mineral properties and for general working capital.

 “John A. MacPherson”

John A. MacPherson
Chairman

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

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Suite 1202 – 700 West Pender Street

Vancouver, British Columbia V6C 1G8

Tollfree: 1-866-688-2001   Tel: (604) 688-2001   Fax: (604) 688-2043

E-mail: czn@canadianzinc.com  Website: www.canadianzinc.com